UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number: 001-14837

Quicksilver Resources Inc. 401(k) Plan
(Full title of the plan)
Quicksilver Resources Inc.
801 Cherry Street, Suite 3700, Unit 19
Fort Worth, Texas 76102
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

QUICKSILVER RESOURCES INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Plan Administrator of the
Quicksilver Resources Inc. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Quicksilver Resources Inc. 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quicksilver Resources Inc. 401(k) Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ WHITLEY PENN LLP
Fort Worth, Texas
June 21, 2013

QUICKSILVER RESOURCES INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS
Investments at fair value	$26,481,358	$24,274,109
Receivables:
Employee contributions	—	72,148
Employer contributions	1,004,239	1,115,076
Notes receivable from participants	924,184	773,326
Total assets	28,409,781	26,234,659

LIABILITIES
Due to participant	(282)	—

Net assets available for benefits at fair value	28,409,499	26,234,659
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(58,833)	(70,479)
NET ASSETS AVAILABLE FOR BENEFITS	$28,350,666	$26,164,180
See accompanying notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

Investment returns (losses) and contributions:
Net depreciation in fair value of investments	$(1,069,239)
Employee contributions	3,062,114
Employer contributions	2,405,296
Interest and dividend income	817,074
Total net investment returns (losses) and contributions	5,215,245
Deductions:
Distributions to participants	2,983,176
Administrative expenses	45,583
Total deductions	3,028,759
Net increase in net assets available for benefits	2,186,486

Net assets available for benefits, January 1, 2012	26,164,180
Net assets available for benefits, December 31, 2012	$28,350,666
See accompanying notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN

1.    DESCRIPTION OF PLAN
The following description of the Quicksilver Resources Inc. 401(k) Plan (the “Plan”) provides only general information. The terms of the Plan are more fully described in the Plan document and the Plan’s summary plan description, which are available to each participant.
General – The Plan is a defined contribution plan established on January 1, 1999, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The purpose of the Plan is to provide the U.S. employees of Quicksilver Resources Inc. (the “Company”) with benefits upon retirement, disability, death or other termination of employment.
Participation – U.S. employees of the Company who are at least 21 years of age are eligible to make salary deferral contributions as of the first payroll period following employment.
Contributions – Participants may contribute their compensation on a pretax basis up to the maximum amount allowed by the Internal Revenue Code (the “Code”) (which was $17,000 for 2012) and direct their contributions among 12 investment options. Participant contributions are voluntary. Subject to provisions of the Plan and applicable provisions of the Code and Treasury Regulations, an eligible employee may make a qualified rollover contribution into the Plan. The Plan also permits participants who are age 50 or older by the end of a calendar year to make supplemental contributions. In 2012, such contributions were limited to $5,500. Eligible participants are automatically enrolled in the Plan and have 4% of eligible compensation deducted and contributed to the Plan (unless the participant elects a different percentage or elects not to participate).
The Company matches 100% of employee contributions up to 4% of eligible compensation. The Company made matching employer contributions of $1.4 million for 2012 which are included in employer contributions on the accompanying financial statements.
The Company also makes non-elective contributions, currently at 3% of eligible compensation, to the Plan each year for eligible Plan participants. Participants are generally eligible to share in the non-elective contributions for a Plan year if they are at least 21 years of age, have completed at least one year of service with the Company and at least 1,000 hours of service during the Plan year and remain employed by the Company as of December 31. The Company made non-elective contributions of $1.0 million for 2012.
Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of both the Company’s contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.
Vesting – Active participants become 20% vested in non-elective contributions provided by the Company after one year of service and vest an additional 20% for each year of service thereafter. Participants become 100% vested after five years of service or upon death, retirement, or disability while employed. Participant contributions, matching employer contributions and earnings thereon are fully vested at all times. A participant who terminates employment prior to being fully vested will forfeit the amount of nonvested non-elective Company contributions and earnings thereon. All forfeitures are applied toward payment of administrative expenses of the Plan or toward reducing employer contributions. Unallocated nonvested forfeitures of $34,170 and $35,376 were available at December 31, 2012 and 2011, respectively, to pay administrative expenses or reduce employer contributions.
Participant Loans – Loans are available to all participants and are made at the sole discretion of the Plan Administrator and are recorded as notes receivable from participants. A participant may not request a loan for less than $1,000 and the amount of the participant’s loan may not exceed the lesser of (a) 50% of the participant’s vested balance, or (b) $50,000 less the excess of the highest outstanding loan balance in the previous 12 months over the participant’s current outstanding loan balance. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate for the life of the loan. The interest rate is determined to be the prime interest rate plus 1% at the time of loan funding. Loans must be repaid within five years of the loan, unless the loan qualifies as a home loan, in which case, the loan must be repaid within a reasonable amount of time as determined at the time the loan is made and is not to exceed 30 years. Interest rates for current outstanding loans range from 4.25% to 6.25%, but have a weighted average interest rate of 4.34%. Principal and interest are paid ratably through semi-monthly payroll deductions.
Payment of Benefits – Upon termination of service, an eligible participant’s vested account balance may be paid in a lump sum (or through installments for required minimum distributions). Payment may be deferred until age 70 1/2 if the participant’s vested account balance exceeds $1,000. Employees may also make pre-retirement withdrawals from the vested portion of their accounts at or after age 59 1/2.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Payment of Benefits – Benefits to participants are recorded when paid.

Expenses – The Company pays substantially all of the trustee fees, brokerage fees and other expenses incident to the administration of the Plan. These costs are not included in the accompanying financial statements. Other expenses, including a setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals, may be deducted from the participants’ accounts.
Investments – Securities held by the Plan are stated at fair value with the increase or decrease in the value of securities held, plus any net income or loss, allocated to the participants’ accounts. Dividends are recorded on the ex-dividend date. Interest income is accrued as earned. Investments in mutual funds are reported at fair value which is based on quoted market prices.
Investments in the Quicksilver Resources Inc. Unitized Stock Fund (“Unitized Fund”) are indirect investments in the common stock of Quicksilver Resources Inc. The fair value of the Unitized Fund is based on the underlying common stock value adjusted for capital gains, and fees plus the cash portion of the Unitized Fund invested in money market funds.
The Morley Stable Value Fund (the “Fund”) is a stable value fund that is a common collective trust fund designed for retirement trusts. The Fund may invest in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks and other financial institutions. Investments in the common collective trust fund are stated at fair value as determined by the issuer of the common collective investment trust fund based on the fair market value of the underlying investments. Underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals.
Investment Valuation and Income – The investments of the Plan are subject to market or credit risks customarily associated with equity and debt investments. Note 4 contains more information related to the Plan’s valuation methodologies. Net appreciation (depreciation) includes realized gains and losses on investments.
Notes Receivable from Participants – Participant loans are classified as notes receivable from participants, which are separate from plan investments and are measured at their unpaid principal balance.
Reclassifications – Certain 2011 amounts have been reclassified to conform to the 2012 presentation.

Recently Issued Accounting Pronouncements:

Amendments to Achieve Common Fair Value Measurements – In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, ASU 2011-04 amended Accounting Standards Codification 820 ("ASC 820"), to converge the fair value measurement guidance in US generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional Level 3 fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Refer to Note 4 for the appropriate disclosures related to ASU 2011-04.
Technical Corrections and Improvements – In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements, which amended ASC 820, to clarify the Codification, correct unintended application of guidance or make minor improvements to the Codification that are not expected to have a significant effect on current accounting practice. The amendments are to be applied prospectively and will be effective and adopted for the Plan’s financial statements beginning December 31, 2013.

QUICKSILVER RESOURCES INC. 401(k) PLAN

3.	INVESTMENTS
The Plan offers 12 investment options, including 10 mutual funds, indirect investments in Quicksilver Resources Inc. common stock through the Unitized Fund and a common collective trust fund (the Morley Stable Value Fund). Participants may designate the allocation of their contributions across the investment options. Invested funds of participants, including Company contributions, can be transferred between funds at the election of the participant, subject to certain limitations as defined in the Plan. On October 25, 2012 all balances in the Transamerica WMC Diversified Growth P Fund were transferred into the Laudus Investors US Large Cap Growth Fund.
The fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011, are as follows:

	2012		2011
Loomis Sayles Investment Grade Bond Y Fund	$7,067,364		$5,388,027
Morley Stable Value Fund	3,137,433	3	2,894,135
American Beacon Large Cap Value Fund	2,674,239		2,114,907
Quicksilver Resources Inc. Unitized Stock Fund	2,601,428		5,101,855
Columbia Large Cap Index Z Fund	2,307,241		1,720,412
Dodge & Cox International Stock Fund	1,805,217		1,384,746
Laudus Investors US Large Cap Growth Fund	1,763,016		*
Perkins Mid Cap Value T Fund	1,453,350		*
Transamerica WMC Diversified Growth P Fund	—		1,436,044
* Represents less than 5% of the Plan's net assets for the period indicated.
During 2012 the fair value of the Plan’s investments appreciated (depreciated) as follows:

Mutual funds	$1,743,894
Common collective trust fund	31,711
Unitized fund	(2,844,844)

$(1,069,239)

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

QUICKSILVER RESOURCES INC. 401(k) PLAN

4.	FAIR VALUE MEASUREMENTS
The Plan is required to:

•
Define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establish a framework for measuring fair value;

•	Establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•	Eliminate large position discounts for financial instruments quoted in active markets; and

•	Expand disclosures about instruments measured at fair value.
Determination of Fair Value
Valuation methodologies were applied to all of the assets and liabilities reported at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use as inputs market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models also incorporate transaction details such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
There is a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.
 A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The following is a description of the general classification of such instruments pursuant to the valuation hierarchy.
Quicksilver Resources Inc. Unitized Stock Fund – Level 1
This Unitized Fund is valued at the closing price of the Quicksilver Resources Inc. common stock reported on the New York Stock Exchange as adjusted for dividends, capital gains, and fees plus the cash portion of the Unitized Fund invested in money market funds.
Common collective trust fund – Level 2
These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the funds’ administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.
Registered investment companies (mutual funds) – Level 1
These investments are public investment vehicles valued using the NAV of the respective investment company using a quoted market price.

QUICKSILVER RESOURCES INC. 401(k) PLAN

The following tables present the financial instruments carried at fair value as of December 31, 2012 and 2011. The Plan has no assets classified within Level 3 of the valuation hierarchy.

	Fair Value Measurements as of December 31, 2012
	Level 1	Level 2	Total
Mutual funds:
Value funds	$4,127,589	$—	$4,127,589
Bond funds	7,067,364	—	7,067,364
Growth funds	4,408,515	—	4,408,515
Blended funds	5,121,473	—	5,121,473
Total mutual funds	20,724,941	—	20,724,941
Unitized fund	2,601,428	—	2,601,428
Common collective trust fund	—	3,137,433	3,137,433
Cash	17,556	—	17,556
Total assets at fair value	$23,343,925	$3,137,433	$26,481,358

	Fair Value Measurements as of December 31, 2011
	Level 1	Level 2	Total
Mutual funds:
Value funds	$3,394,707	$—	$3,394,707
Bond funds	5,388,027	—	5,388,027
Growth funds	3,534,009	—	3,534,009
Blended funds	3,948,941	—	3,948,941
Total mutual funds	16,265,684	—	16,265,684
Unitized fund	5,101,855	—	5,101,855
Common collective trust fund	—	2,894,135	2,894,135
Cash	12,435	—	12,435
Total assets at fair value	$21,379,974	$2,894,135	$24,274,109

QUICKSILVER RESOURCES INC. 401(k) PLAN

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, affected participants will become 100% vested in their accounts.

6.	TAX STATUS
The Internal Revenue Service ("IRS") issued a favorable determination letter dated May 14, 2010 for the Plan. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examination for years prior to 2009.

7.	PARTY-IN-INTEREST TRANSACTIONS
A portion of the Plan’s assets, approximately 10% at December 31, 2012 and 20% at December 31, 2011, are invested directly in Quicksilver Resources common stock through the Unitized Fund. Because the Company is the plan sponsor, transactions involving Quicksilver Resources common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.

QUICKSILVER RESOURCES INC. 401(k) PLAN

8.	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500:

	As of December 31,
	2012	2011
Net assets available for benefits per the financial statements	$28,350,666	$26,164,180
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	58,833	70,479
Adjustment for amounts allocated to withdrawing participants	(15,007)	—
Net assets available for benefits per the Form 5500	$28,394,492	$26,234,659

The following is a reconciliation of total investment returns per the financial statements to the Plan’s Form 5500:

December 31,
2012
Total investment returns and contributions per the financial statements	$5,215,245
Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	(11,646)

Total investment returns and contributions per the Form 5500	$5,203,599

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been requested and approved prior to December 31, but not yet paid as of that date. However, for financial statement purposes such amounts are not recorded as a withdrawal until paid. The following is a reconciliation of participant withdrawals per the financial statements to the Form 5500:

December 31,
2012
Participant withdrawals per the financial statements	$2,983,176
Adjustment for amounts allocated to withdrawing participants	15,007

Participants withdrawals per the Form 5500	$2,998,183

SUPPLEMENTAL SCHEDULE

QUICKSILVER RESOURCES INC. 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012
EIN 75-2756163
Plan # 001

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
*	Cash, non-interest bearing	Cash, non-interest bearing	$17,556
	American Beacon Large Cap Value Fund	Mutual Fund	2,674,239
	Columbia Acorn Z Fund	Mutual Fund	695,622
	Columbia Large Cap Index Z Fund	Mutual Fund	2,307,241
	DFA US Micro Cap Fund	Mutual Fund	1,009,015
	Dodge & Cox International Stock Fund	Mutual Fund	1,805,217
	Eagle Small Cap Growth Fund	Mutual Fund	659,523
	Janus Overseas T Fund	Mutual Fund	1,290,354
	Laudus Investors US Large Cap Growth Fund	Mutual Fund	1,763,016
	Loomis Sayles Investment Grade Bond Y Fund	Mutual Fund	7,067,364
	Perkins Mid Cap Value T Fund	Mutual Fund	1,453,350
	Morley Stable Value Fund	Common Collective Trust Fund	3,137,433
*	Quicksilver Resources Inc. Unitized Stock Fund	Company Stock	2,601,428
*	Participant loans	Interest rates of 4.25% to 6.25%, maturing through June 5, 2022	924,184
			$27,405,542

*	Represents a party-in-interest, as defined by ERISA.
Note: Column (d) is excluded from the presentation, as all investing activity is participant-directed; therefore, no disclosure of cost information is required.

QUICKSILVER RESOURCES INC. 401(k) PLAN

EXHIBIT INDEX

Exhibit No.	Description

*23.1	Consent of Independent Registered Public Accounting Firm

*	Filed herewith

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Quicksilver Resources Inc. 401(k) Plan Administrative and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: June 21, 2013

401(k) Plan Administrative and Investment Committee

By:	/s/ Anne D. Self
Anne D. Self, Chair of the
401(k) Plan Administrative and Investment Committee

EXHIBIT INDEX

Exhibit No.	Description

*23.1	Consent of Independent Registered Public Accounting Firm

*	Filed herewith